SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.___)*

NovaGold Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66987E206
(CUSIP Number)

April 30, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

35,970,518 (See Note 1 to Item 4 below)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

35,970,518 (See Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,970,518 (See Note 1 to Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.9%

12.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) held by Paulson & Co. Inc. as of April 30, 2012.

ITEM 1(a).Name of Issuer:

NovaGold Resources Inc. (“Issuer”)

Item 1(b).Address of Issuer's Principal Executive Offices:

Suite 2300 - 200 Granville Street
PO Box 24
Vancouver, BC Canada V6C 1S4

Item 2(a).Name of Persons Filing:

Paulson & Co. Inc. (“Paulson”)

Item 2(b).Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, New York 10020.

Item 2(c).Citizenship:

Delaware corporation.

Item 2(d).Title of Class of Securities

Common Shares, no par value (“Common Stock”)

Item 2(e).   CUSIP Number:  66987E206

Item 3.If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This statement is filed pursuant to Rule 13d-1(b). The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: 35,970,518

(b)Percent of class: 12.9%

(c)Number of shares of Common Stock as to which Paulson & Co. holds:
 (i) Sole power to vote or direct the vote: 35,970,518 (See Note 1.)
 (ii) Shared power to vote or direct the vote: 0
 (iii) Sole power to dispose or direct the disposition: 35,970,518 (See Note 1.)
 (iv) Shared power to dispose or direct the disposition: 0

Note 1:  Paulson, an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Act, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.Identification and Classification of Members of the Group.

 Not applicable.

Item 9.Notice of Dissolution of Group.

 Not applicable.

Item 10.Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2012

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
             Chief Compliance Officer